Filed pursuant to Rule 433

Free Writing Prospectus dated January 22, 2009

Registration Statement No. 333-156781

CROWN CASTLE INTERNATIONAL CORP.

Pricing Term Sheet – January 22, 2009

$900,000,000 9.00% Senior Notes due 2015

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated

January 22, 2009, filed as part of Registration Statement No. 333-156781

Issuer:	Crown Castle International Corp. (the “Company”)

Security:	9.00% Senior Notes due 2015

Aggregate Principal Amount Offered:	$900,000,000

Principal Amount per Note:	$2,000 minimum, $1,000 increments

Rating[1]:	B1 / B

Trade Date:	January 22, 2009

Settlement Date:	January 27, 2009 (T + 3)

Maturity:	January 15, 2015

Coupon Payment Dates:	January 15 and July 15 of each year, beginning July 15, 2009

Coupon Record Dates:	Semi-annual on January 1 and July 1

Optional Redemption:	105.625% on or after January 15, 2013; 100.000% on or after January 15, 2014

Equity Clawback:	Up to 35% until January 15, 2012 at 109%

Coupon:	9.00%

Price to Public:	90.416%

Yield to Maturity:	11.25%

[1]

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Gross Spread (%):	2.00%

Gross Spread ($):	$18,000,000

Net Proceeds to the Company after Expenses and OID (%):	88.416%

Net Proceeds to the Company after Expenses and OID ($):	$795,744,000

CUSIP:	228227 AZ7

ISIN:	US228227AZ78

Joint-Lead and Joint Bookrunning Managers:	Morgan Stanley & Co. Incorporated Banc of America Securities LLC

Joint-Lead Managers:	Greenwich Capital Markets, Inc. Barclays Capital Inc. Deutsche Bank Securities Inc.

Co-Managers	Calyon Securities (USA) Inc. TD Securities (USA) LLC

The Company has previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was automatically effective on January 16, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by contacting Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by e-mail at prospectus@morganstanley.com, and/or Banc of America Securities LLC, Capital Markets Operations, 100 West 32nd Street, 3rd Floor, New York, NY 10001, by phone at 800-294-1322 or by e-mail at dg.prospectus_distribution@bofasecurities.com.